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                                         September 20, 1994





Mr. Louis Berkman
433 Braybarton Boulevard
Steubenville, Ohio  43952

Dear Louis:

    Ampco-Pittsburgh Corporation (the "Corporation") recognizes that your contribution to the success of the Corporation has been substantial and desires to assure the Corporation of your continued employment. In this connection, the Board of Directors of the Corporation (the "Board") recognizes that, as is the case with other publicly held corporations, the possibility of a change in control may exist and that such possibility, and the uncertainty that it may raise among the Corporation's management, may result in the departure or distraction of management personnel to the detriment of the Corporation and its stockholders.
    The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Corporation's management, including yourself, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the Corporation.
    In order to induce you to remain in the employ of the Corporation, the Corporation agrees that you shall receive the severance benefits set forth in this letter agreement ("Agreement") in the event your employment with the Corporation is terminated subsequent to a "Change in Control" (as defined in
Section 2 hereof) under the circumstances described below.
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    1.   Term_of_Agreement.  This Agreement will commence on the date hereof and shall continue in effect for twenty-four (24) months from the date hereof; provided, however, that commencing on September 20, 1996 and on each anniversary thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than thirty (30) days prior to such date, the Corporation shall have given notice that it does not wish to extend this Agreement; provided, further, however, that if a Change in Control shall have occurred during the original or extended term of this Agreement, this Agreement cannot be cancelled.
    2.   Change_in_Control.
         (a) No benefits shall be payable hereunder unless there shall have been a Change in Control as set forth below. For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if:
              (i) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the persons or the group of persons in control of the Corporation on the date hereof is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the Corporation's then outstanding securities;
              (ii) within any period of two consecutive years (not including any period prior to the execution of this Agreement) there shall cease to be a majority of the Board comprised as follows: individuals who at the beginning of such period constitute the Board and any new director(s)
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    whose election was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved;
              (iii) the shareholders of the Corporation approve a merger of, or consolidation involving, the Corporation in which (A) the
    Corporation's Common Stock, par value $1.00 per share (such stock, or any other securities of the Corporation into which such stock shall have been converted through a reincorporation, recapitalization or similar transaction, hereinafter called "Common Stock of the Corporation"), is converted into shares or securities of another corporation, or into cash or other property, or (B) the Common Stock of the Corporation is not converted as described in Clause (A), but in which more than forty percent (40%) of the Common Stock of the surviving corporation in the merger is owned by Shareholders other than those who owned such amount prior to the merger; or any other transaction after which the Corporation's Common Stock is no longer to be publicly traded; in each case, other than a transaction solely for the purpose of reincorporating the Corporation in another jurisdiction or recapitalizing the Common
    Stock of the Corporation; or
              (iv) the shareholders of the Corporation approve a plan of complete liquidation of the Corporation, or an agreement for the sale or disposition by the Corporation of all or substantially all the Corporation's assets, either of which is followed by a distribution of all or substantially all of the proceeds to the shareholders.
         3. Agreement_of_Employee. You agree that in the event of a Potential Change in Control of the Corporation, you will not terminate employment with the Corporation for any reason until the occurrence of
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    a Change in Control of the Corporation.
    For purposes of this Agreement, a "Potential Change in Control of the Corporation" shall be deemed to have occurred if (i) the Corporation enters into an agreement, the consummation of which would result in the occurrence of a Change in Control, (ii) any person (including the Corporation) publicly announces an intention to take or to consider taking actions, which if consummated would constitute a Change in Control, or (iii) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control of the Corporation has occurred.
    4. Termination_Following_a_Change_in_Control. (a) If any of the events described in Section 2 constituting a Change in Control shall have occurred, you shall be entitled to the benefits provided in Section 5(d) upon the termination of your employment within twenty-four (24) months after the Change in Control has occurred, or pursuant to Section 6 prior to the Change in Control, unless such termination is (i) because of your death or Disability,
(ii) by the Corporation for Cause, or (iii) by you other than for Good Reason.
         (b)  For purposes of this Agreement, "Disability" shall mean that if, as a result of your incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties with the Corporation for six (6) consecutive months, and within thirty (30) days after written notice of termination shall have been given to you, you shall not have returned to the full-time performance of your duties.
         (c) For purposes of this Agreement, termination by the Corporation of your employment for "Cause" shall mean termination upon:
              (i) the willful and continued failure by you to substantially perform duties consistent with your position with the Corporation (other than any such failure resulting from incapacity due to physical or
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    mental illness or termination by you for Good Reason), after a demand for substantial performance is delivered to you by the Board, together with a copy of the resolution of the Board that specifically identifies the manner in which the Board believes that you have not substantially performed your duties, which resolution must be passed by at least two-thirds (2/3) of the entire Board at a meeting called for the purpose and after an opportunity for you and your counsel to be heard by the Board, and you have failed to resume substantial performance of your duties on a continuous basis within fourteen (14) days of receiving such demand,
              (ii) the willful engaging by you in conduct that is
    demonstrably and materially injurious to the Corporation, monetarily or otherwise, as set forth in a resolution of the Board, which resolution must be passed by at least two-thirds (2/3) of the entire Board at a meeting called for the purpose and after an opportunity for you and your counsel to be heard by the Board, or
              (iii) your conviction of a felony, or conviction of a misdemeanor involving assets of the Corporation. For purposes of this
    Section 4(c), no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Corporation.
         (d) For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence after a Change in Control of any one or more of the following:
              (i) If, following a Change in Control, there is no Parent Corporation and your status as Chairman of the Board of the Corporation shall not continue after such Change in Control or, if following a Change
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    in Control, there is a Parent Corporation, as defined below, you shall not be Chairman of the Board of the Parent Corporation, or, in either case, you shall not be afforded the authority, responsibilities and prerogatives of such position and report directly to the Board of Directors of the Corporation or the Parent Corporation, as the case may be;
              (ii) a reduction by the Corporation in your base salary as in effect immediately before the Change in Control, a failure to increase such base salary at the same intervals as prevailed before the Change in Control in an amount at least equal to the same percentage increase as the last increase prior to the Change in Control, or a reduction in bonus after the Change in Control over the last bonus paid before the Change in Control unless there are equivalent reductions in bonuses for all executives of the Corporation;
              (iii) the requirement that you be based at a location in excess of twenty-five (25) miles from the location where you are currently based;
              (iv) the failure by the Corporation to continue in effect any of the Corporation's employee benefit plans, policies, practices or arrangements in which you participate or under which you are entitled to benefits, or the failure by the Corporation to continue your participation therein or benefits thereunder on substantially the same basis, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed immediately prior to the Change in Control; or
              (v) the failure of the Corporation to obtain a satisfactory agreement from any successor to the Corporation to assume and agree to perform this Agreement, as contemplated in Section 7.
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         (e)  For purposes of this Agreement, "Parent Corporation" shall mean any "affiliate" of the Corporation that is the ultimate controlling entity of the Corporation or its successor and shall include, without limiting the generality of the foregoing, any entity (and affiliated persons and entities) that beneficially owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the then outstanding voting stock of the Corporation, or any entity that beneficially owns, directly or indirectly, forty percent (40%) or more (but less than fifty percent (50%) of the combined voting power of the then outstanding voting stock of the Corporation if such entity (or affiliated persons or entities) has at least one representative on the Board of Directors of the Corporation.
         (f) "Good Reason" may be established notwithstanding your possible incapacity due to physical or mental illness, provided that Disability has not been established pursuant to Section 4(b). Your continued employment following the Change in Control shall not constitute a waiver of any rights hereunder including, but not limited to, rights with respect to any circumstance constituting Good Reason or rights under Section 7.
    5. Compensation_Upon_Termination_or_During_Incapacity. Following a Change in Control, upon termination of your employment, or during a period of incapacity but before termination for Disability, you shall be entitled to the following benefits:
         (a) During any period prior to termination for Disability in which you fail to perform your full-time duties with the Corporation as a result of incapacity due to physical or mental illness, you shall continue to receive your Base Salary at the rate in effect at the commencement of any such period.
 Following termination for Disability, your benefits shall be determined in accordance with the Corporation's retirement, insurance and other applicable programs and plans then in effect.
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         (b)  If your employment shall be terminated by the Corporation for
Cause or by you other than for Good Reason, the Corporation shall pay to you your full Base Salary through the date of termination of your employment at the rate then in effect, plus all other amounts to which you are entitled under any compensation or benefit plans of the Corporation at the time such amounts are due, and the Corporation shall have no further obligations to you under this Agreement.
         (c) If your employment terminates by reason of your death, your benefits shall be determined in accordance with the Corporation's retirement, survivor's benefits, insurance and other applicable programs and plans then in effect.
         (d)  If your employment by the Corporation shall be terminated within twenty-four (24) months after the Change in Control, unless such termination is (i) by the Corporation for Cause, (ii) because of your death or Disability, or (iii) by you other than for Good Reason, you shall be entitled to the following benefits (the "Severance Payments"):
              (A) the Corporation shall pay to you your full Base Salary through the date of termination of your employment at the rate then in effect;
              (B) the Corporation shall pay to you, as severance benefits, a lump sum severance payment equal to the sum of (i) five times your annual base salary either at the time of the Change in Control or at termination, whichever is higher, and (ii) five times your bonus paid for the prior year;
              (C) in lieu of shares of common stock of the Corporation ("Shares") issuable upon exercise of outstanding options ("Options"), if any, granted to you under an option program or plan as may be in effect from time to time (which Options shall be cancelled upon the making of
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    the payment referred to below), you shall receive an amount in cash equal to the product of (i) the higher of the closing price per Share as reported on the New York Stock Exchange on the date of termination of your employment or the highest price per Share actually paid in connection with any Change in Control,over the exercise price per Share of each Option held by you, times (ii) the number of Shares covered by each such Option;
              (D) for a thirty-six (36) month period after such termination, the Corporation will arrange to provide you at the Corporation's expense with benefits under the Corporations health, dental, disability, life insurance, and other similar plans, or benefits substantially similar to the benefits you were receiving under such plans immediately prior to the termination of your employment;
              (E) all benefits payable to you under the Plan at the time of such termination, in accordance with the terms and provisions of the
    Plan;
              (F) the opportunity to purchase the leased company car, if one has been assigned to you, at its then book value under the Corporation's leasing arrangements; and
              (G) at the expense of the Corporation, office space and secretarial services, both at the level provided to you immediately prior to the Change in Control or your termination, whichever is higher, for twelve (12) months following such termination.
         (e) If any payments made to or in respect of you under this Agreement, or otherwise in respect of your employment by the Corporation, become subject to the excise tax described in Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Corporation will pay to you a special payment sufficient, on an after-tax basis (taking into account
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federal, state and local taxes and related interest and penalties), to put you (and, in the event of your death, the beneficiary of any such payments) in the same position you (or such beneficiary)
would have enjoyed had such excise tax not been applicable to any of such payments.
         (f)  The payments provided for in Sections 5(d) and (e) shall be made not later than the fifth day following your termination pursuant to the provisions of Section 5(d); provided, however, that if the amounts of such payments cannot be finally determined on or before such day, the Corporation shall pay to you on such day an estimate as determined in good faith by the Corporation of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined, but in no event later than the thirtieth day after the date of such termination. If the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Corporation to you payable on the fifth day after demand by the Corporation (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).
         (g) The Corporation shall also pay to you all legal fees and expenses incurred by you as a result of such termination of your employment (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code to any payment or benefit provided hereunder).
         (h) You shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by
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any compensation earned by you as the result of employment by another employer after the date of termination of your employment, or otherwise.
    6.   Termination_Before_a_Change_in_Control.
    Notwithstanding any other provisions of this Agreement, if prior to a Change in Control there has been any statement made by the person (or an affiliate of such person) involved in such Change in Control to the effect that following such Change in Control any action will or may be taken that would have the effect of permitting you following a Change in Control to terminate your employment for Good Reason, in any proxy statement or other proxy soliciting materials, any tender offer, exchange offer, or prospectus or any other document or press release publicly issued or filed with the Securities and Exchange Commission or other governmental agency in connection with the contemplated Change in Control (including any such documents issued by the Corporation in which such statement is reported), then you shall have the right to notify the Corporation that you intend to terminate your employment as of the effective date of the Change in Control, in which case you shall be entitled to receive the payments due under Section 5 on the later of (i) five (5) business days before the contemplated effective date of the Change in Control or (ii) the date of your notice to the Corporation; provided, however, that you shall return to the Corporation any payments received prior to a Change in Control (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) if the contemplated Change in Control does not become effective within a reasonable period of time following the contemplated effective date.
    7.   Successors;_Binding_Agreement.
         (a) The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation or
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of any division or subsidiary thereof employing you to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place. Failure of the Corporation to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Corporation in the same amount and on the same terms as you would be entitled hereunder if you terminated your employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed to be the date of termination of your employment.
         (b) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
    8. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, or to any changed address notice of which either of us shall have given to the other.
    9. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Pennsylvania.
    10. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
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    11.  Effective_Date.  This Agreement shall become effective as of the date signed by you.
                                   * * *
    If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Corporation the enclosed copy of this letter, which will then constitute our agreement on this subject.
                                        Sincerely,

                                        AMPCO-PITTSBURGH CORPORATION


                                        By:s/Robert_A._Paul__________
                                           Robert A. Paul
                                           President and Chief
                                           Executive Officer

Accepted and Agreed to
this 28th day of October, 1994.


s/Louis_Berkman_________
    Louis Berkman
    Chairman of the Board